  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-
1(b),(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934*

IHS Holding Limited

(Name of Issuer)

Ordinary shares, $0.30 par value per share

(Title of Class of Securities)

G4701H109

(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes)

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Wendel SE
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 75,350,053*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 75,350,053*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,350,053*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.0%*,**
12		TYPE OF REPORTING PERSON PN

* See Item 4

** Based on 328,053,869 ordinary shares outstanding as of October 13, 2021 (as reported in “The Offering” in the Issuer’s Form 424B filed with the Securities and Exchange Commission on October 15, 2021).

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Oranje-Nassau Développement S.C.A. FIAR
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 44,713,939*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 44,713,939*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,713,939*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.6%*,**
12		TYPE OF REPORTING PERSON PN

 * See Item 4

** Based on 328,053,869 ordinary shares outstanding as of October 13, 2021 (as reported in “The Offering” in the Issuer’s Form 424B filed with the Securities and Exchange Commission on October 15, 2021).

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Africa Telecom Towers S.C.S
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 30,636,114*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 30,636,114*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,636,114*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3%*,**
12		TYPE OF REPORTING PERSON PN

* See Item 4

** Based on 328,053,869 ordinary shares outstanding as of October 13, 2021 (as reported in “The Offering” in the Issuer’s Form 424B filed with the Securities and Exchange Commission on October 15, 2021).

Item 1(a).	Name of Issuer:

IHS Holding Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1 Cathedral Piazza

123 Victoria Street

London SW1E 5BP

United Kingdom

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed on behalf of (a) Wendel SE, a French investment company, (b) Oranje-Nassau Développement S.C.A. FIAR, a limited joint-stock partnership (société en commandite par actions) (“OND”) organized under the laws of the Grand Duchy of Luxembourg and managed by Wendel Luxembourg S.A., a wholly-owned direct subsidiary of Wendel SE, and (c) Africa Telecom Towers S.C.S, a limited partnership (société en commandite simple) (“ATT”) organized under the laws of the Grand Duchy of Luxembourg and managed by Oranje-Nassau GP S.à r.l., itself held at 100% by Wendel Luxembourg S.A. (Wendel SE, OND and ATT collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of Wendel SE is: 89, rue Taitbout, Paris, France, 75009.

The principal business address of OND and ATT is: 5, rue Pierre d’Aspelt, Luxembourg, 1142.

Item 2(c).	Citizenship:

See 2(a).

Item 2(d).	Titles of Classes of Securities:

Ordinary shares, par value $0.30 per share.

Item 2(e).	CUSIP NUMBER:

G4701H109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: ☒ Not applicable
	(a) ☐	Broker or dealer registered under Section 15 of the Exchange Act

	(b) ☐	Bank as defined in Section 3(a)(6) of the Exchange Act

	(c) ☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act

	(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940

	(e) ☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E)

	(f) ☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

	(g) ☐	Parent holding company, in accordance with Rule 13d-1(b)(1)(ii)(G).

	(h) ☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i) ☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

	(j) ☐	Non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

	(k) ☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Wendel SE is the beneficial owner of 75,350,053 ordinary shares of the Issuer, consisting of (a) 44,713,939 shares held by Oranje-Nassau Développement S.C.A. FIAR, or OND, and (b) 30,636,114 shares held by Africa Telecom Towers S.C.S, or ATT. OND is managed by its general partner Wendel Luxembourg SA and ATT is managed by its general partner Oranje-Nassau GP S.à r.l. (collectively, the “General Partners”). A majority vote of directors is required for any action by the respective General Partners, and no single director has a veto right. Each of the General Partners and the respective boards of directors disclaims beneficial ownership of the shares of the Company held by OND and ATT. Following this filing, ATT intends to distribute all of its shares to its limited partners and liquidate, in accordance with the terms of its shareholders’ agreement. OND is a limited partner of ATT, owning 59.61% of ATT’s shares, and is expected to receive a pro rata proportion of the shares from ATT. Because of the relationship between OND and ATT, OND may be deemed, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to beneficially own the ordinary shares beneficially owned by ATT. OND disclaims beneficial ownership of the ordinary shares beneficially owned by ATT or any future distributees, except to the extent of OND’s pecuniary interest therein, if any.

In addition, OND and ATT are party to that certain Shareholders’ Agreement, dated as of October 13, 2021, by and among the Issuer, Mobile Telephone Networks (Netherlands) B.V. (“MTN”), OND, ATT and the other shareholders named therein (the “Shareholders’ Agreement”). The Shareholders’ Agreement provides, among other things, that (a) the board of directors of the Issuer shall include a designee of certain shareholders beneficially owning 10% of the shares, (b) each Locked-up Shareholder (as defined in the Shareholders’ Agreement) will be restricted from selling Subject Shares (as defined in the Shareholders’ Agreement) for a period of up to 30 months, subject to the sell-down arrangements contained in the Shareholders’ Agreement whereby Locked-up Shareholder may coordinate sales through registered offerings in four equal tranches occurring every six months beginning six months following the date of the Issuer’s final prospectus filed under Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”), in respect of the Issuer’s initial public offering and (c) allows each Locked-up Shareholder to sell Subject Shares at any time following the date that is six months following the date of the Issuer’s final prospectus filed under Rule 424(b) under the Securities Act in respect of the Issuer’s initial public offering in one or more private transactions exempt from the requirements of the Exchange Act (other than Rule 144 thereunder).

MTN, OND and ATT have also separately agreed that, to the extent MTN elects to sell all or a portion of its Additional MTN Non-Voting Shares in priority to the other Locked-up Shareholders in accordance with the Shareholders’ Agreement in one or more Registered Offerings in the First Sale Period, OND and ATT and any of their Permitted Shareholder Transferees will be entitled to sell to MTN a number of their Subject Shares corresponding to their respective pro rata shares of the MTN priority (the “Side Letter”), which effectively removes MTN’s priority right during the First Sale Period as against OND and ATT.

Because of the foregoing, the Reporting Persons may be deemed to constitute a “group”, within the meaning of Section 13(d)(3) of the Exchange Act, with MTN and certain of its affiliates. The Reporting Persons are not entitled to any rights as a shareholder of the Issuer with respect to the ordinary shares owned by MTN or other investors except as expressly set forth in the Shareholders’ Agreement and the Reporting Persons do not have dispositive power over the ordinary shares owned by MTN and its affiliates.

Each of OND and ATT expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any ordinary shares of the Issuer pursuant to the Shareholders’ Agreement or the Side Letter other than the ordinary shares of the Issuer owned of record by such Reporting Person.

The number of ordinary shares of the Issuer owned by each Reporting Person as set forth in Rows 5-11 of their respective cover pages to this Schedule 13G does not reflect the aggregate ordinary shares of the Issuer owned by other investors. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of such ordinary shares for purposes of Section 13(d) of the Exchange Act.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above. To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, the persons named in Item 4 above or Item 8 below and the partners, members, affiliates and shareholders of the Reporting Persons and of the other persons named in Item 4 above or Item 8 below has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of the Exchange Act. The joint filing agreement among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1.

Each of OND and ATT expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any ordinary shares of the Issuer other than the ordinary shares of the Issuer owned of record by such Reporting Person.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification. (if filing pursuant to Rule 13d-1(c))

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

WENDEL SE

By:	/s/ David Darmon
Name:	David Darmon
Title:	Group Deputy CEO

Oranje-Nassau Développement S.C.A. FIAR

By:	/s/ Claude de Raismes
Name:	Claude de Raismes
Title:	Authorized Signatory

Africa Telecom Towers S.C.S

By:	/s/ Claude de Raismes
Name:	Claude de Raismes
Title	Authorized Signatory

Exhibit Index

Exhibit 99.1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Exchange Act.